Mayer Brown LLP

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February 6, 2014

Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Santander Drive Auto Receivables LLC

Registration Statement on Form S-3 File No. 333-192513

Dear Ms. Bancroft:

On behalf of Santander Drive Auto Receivables LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated December 19, 2013 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on November 22, 2013, as well as two clean copies of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3

Prospectus Supplement

The Offered Notes, page S-2

1.	We note that the allocation of the principal balance between the Class A-2-A notes and the Class A-2-B notes will be determined no later than the day of pricing. We also note your risk factor on page S-24 states that “investors should not expect further disclosure of these matters prior to their entering into commitments to

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown LLP

Ms. Rolaine Bancroft

February 6, 2014

purchase these classes of notes.” It appears that the allocation of the principal balance between classes would be material to investors, in particular those investors purchasing the Class A-2-A or Class A-2-B notes. Please explain to us why you believe the information about the allocation of the principal balance would not need to be conveyed to investors prior to entering into commitments.

Response: In some asset backed securities transactions, it is not uncommon that a class of notes with a specified principal balance may be offered to investors, but that the allocation of principal balances as between a fixed rate sub-class and the floating-rate sub-class may not be determinable until the time of pricing, based upon the relative investor demand for such sub-classes. We refer to such a class of notes as a “split class with an unknown allocation” and, in such transactions it is market practice that the related disclosure inform investors prior to making their investment decision that there is a split-class with an unknown allocation.

The risk factor on page S-26 of the prospectus supplement discloses to investors the material downside risks to investors in a transaction with a split class with an unknown allocation under allocation scenarios that may be less favorable to such investors, including scenarios in which all or a portion of the principal balance of a split-class is allocated to the floating rate-sub-class. We have revised the risk factor to more clearly identify the risks associated with increasing the floating rate sub-class relative to the fixed-rate sub-class for a split class with an unknown allocation and have referred the reader to other risk factors in the disclosure for further explanation of the risks associated with the issuance of floating rate notes.

As disclosed on the cover page, page S-3 and page S-29 of the prospectus supplement, prior to the time of sale investors are informed that there is a split class with an unknown allocation. Investors will be further informed of the material risks of the unknown class allocation in the risk factor on page S-26 of the prospectus supplement setting forth allocation scenarios less favorable to investors so that an investor may evaluate those potential risks when making its investment decision. Based on the foregoing information available to investors prior to entering into commitments, we believe that the information about the allocation of the principal balance for a split class would not need to be conveyed to investors prior to entering into their commitments.

Affiliations and Certain Relationships, page S-33

2.	We note that Santander Consumer USA, Inc. (“SCUSA”) is identified as an affiliated party in its capacity as servicer, sponsor, and administrator; however, SCUSA is not identified as an affiliated party in its capacity as an originator. Please revise this disclosure to reflect SCUSA as an originator.

Mayer Brown LLP

Ms. Rolaine Bancroft

February 6, 2014

Response: We have revised the disclosure on page S-35 of the prospectus supplement to identify SCUSA as an affiliated party in its capacity as an originator.

The Receivables Pool, page S-33

3.	We note your disclosure on pages S-30 to S-32 that the receivables may be originated or acquired through a variety of channels. Please revise to indicate that you will describe the origination channels relating to the pool assets that will be securitized. Refer to Item 1111(b)(13) of Regulation AB.

Response: We have revised to disclosure on page S-36 of the prospectus supplement to provide for the description of the origination channels relating to the pool assets that will be securitized.

The Transfer Agreements and the Administration Agreement, page S-68

4.	We note on page 26 of the base prospectus that the prospectus supplement will more fully describe representations and warranties made by the originator, the depositor, or another entity about the receivables. Please revise here to indicate that you will provide disclosure about the representations and warranties.

Response: We have added a cross reference on page 27 of the base prospectus directing readers to the relevant section of the prospectus supplement where information on the representation and warranties will be provided. We have also provided additional disclosure on pages S-73 and S-74 of the prospectus supplement regarding the representations and warranties to be made regarding the securitized pool of receivables. Finally, we have added a cross references on pages S-36 and S-73 of the prospectus supplement for the purpose of clarifying that the eligibility criteria disclosed on pages S-35 and S-36 of the prospectus supplement with respect to each securitized pool are included in such representations and warranties.

Base Prospectus

The Receivables Pools, page 14

5.	We note your first sentence states that the receivables “will be selected by the depositor based upon the satisfaction of certain criteria.” However, your second sentence states that the receivables will be selected using selection procedures that were not known or intended by “SCUSA or the servicer to be adverse to the related issuing entity.” Please explain why the second sentence relates to the servicer and not to the depositor.

Response: We have revised the disclosure on page 15 of the base prospectus to replace the word “servicer” with the word “depositor.”

Mayer Brown LLP

Ms. Rolaine Bancroft

February 6, 2014

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Stuart Litwin, at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Stuart M. Litwin
Stuart M. Litwin